Exhibit 2

2016 SECOND QUARTER RESULTS ● Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 ● Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - June				Second Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Consolidated cement volume	33,585	32,873	2%		17,963	17,326	4%	
Consolidated ready-mix volume	25,583	26,144	(2%)		13,658	13,702	(0%)	
Consolidated aggregates volume	73,027	72,015	1%		39,512	38,376	3%	
Net sales	6,881	7,026	(2%)	5%	3,682	3,708	(1%)	6%
Gross profit	2,345	2,289	2%	11%	1,315	1,268	4%	13%
as % of net sales	34.1%	32.6%	1.5pp		35.7%	34.2%	1.5pp	
Operating earnings before other expenses, net	897	822	9%	21%	539	484	11%	24%
as % of net sales	13.0%	11.7%	1.3pp		14.6%	13.1%	1.5pp	
Controlling interest net income (loss)	242	(32)	N/A		205	114	81%	
Operating EBITDA	1,354	1,292	5%	14%	771	725	6%	16%
as % of net sales	19.7%	18.4%	1.3pp		20.9%	19.6%	1.3pp	
Free cash flow after maintenance capital expenditures	488	(174)	N/A		478	102	368%	
Free cash flow	389	(289)	N/A		422	63	573%	
Total debt plus perpetual notes	14,848	15,934	(7%)		14,848	15,934	(7%)	
Earnings (loss)of continuing operations per ADS	0.18	(0.00)	N/A		0.14	0.09	66%	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.18	(0.00)	N/A		0.14	0.09	66%	
Average ADSs outstanding	1,427.6	1,387.3	3%		1,428.7	1,397.8	2%	
Employees	42,636	42,792	(0%)		42,636	42,792	(0%)	

This information does not include discontinued operations. Please see page 16 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1] For 2016 and 2015, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the second quarter of 2016 decreased to US$3.7 billion, representing a decline of 1%, or an increase of 6% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the second quarter of 2015. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, U.S., and our European region.

Cost of sales as a percentage of net sales decreased by 1.5pp during the second quarter of 2016 compared with the same period last year, from 65.8% to 64.3%. The decrease was mainly driven by our cost reduction initiatives, as well as lower energy costs.

Operating expenses as a percentage of net sales remained flat during the second quarter of 2016 compared with the same period last year, in 21.1%.

Operating EBITDA increased by 6% to US$771 million or increased 16% on a like to like basis for the ongoing operations and for foreign exchange fluctuations during the second quarter of 2016 compared with the same period last year. On a like to like basis, the increase was mainly due to higher contributions in all of our operations.

Operating EBITDA margin increased by 1.3pp from 19.6% in the second quarter of 2015 to 20.9% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$24 million, resulting mainly from derivatives related to CEMEX shares.

Controlling interest net income (loss) was an income of US$205 million in the second quarter of 2016 versus an income of US$114 million in the same quarter of 2015. The income primarily reflects higher operating earnings before other expenses, net, a positive effect in foreign exchange results, lower income tax and a positive effect in discontinued operations, partially offset by higher other expenses, net, higher financial expenses, higher loss from financial instruments and higher non controlling interest net income.

Total debt plus perpetual notes decreased by US$1,151 million during the quarter.

2016 Second Quarter Results Page 2

Operating results

Mexico

	January - June				Second Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,430	1,511	(5%)	11%	796	745	7%	24%
Operating EBITDA	529	518	2%	20%	302	256	18%	37%
Operating EBITDA margin	37.0%	34.3%	2.7pp		37.9%	34.3%	3.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(0%)	12%	(12%)	(7%)	(6%)	3%
Price (USD)	1%	1%	(7%)	(6%)	(10%)	(9%)
Price (local currency)	18%	18%	9%	9%	5%	6%

In Mexico, domestic gray cement volumes increased 12% while ready-mix volumes decreased 7% during the second quarter of 2016 versus the same period last year. During the first six months of the year, domestic gray cement volumes were flat and ready-mix volumes decreased 12% versus the comparable period of 2015.

Cement volume growth during the quarter reflects increased demand, better market dynamics, as well as an improvement in our market position. Daily cement volumes increased 18% on a sequential basis. On a quarter-on-quarter and year-over-year basis, our cement prices in this period increased 2% and 18%, respectively. The decline in our ready-mix volumes was mainly due to a high base of comparison in the same quarter of last year, which benefited from an important industrial project, as well as delays in new infrastructure projects.

United States

	January - June				Second Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,956	1,876	4%	8%	1,036	1,008	3%	6%
Operating EBITDA	281	220	28%	29%	172	156	10%	11%
Operating EBITDA margin	14.4%	11.7%	2.7pp		16.6%	15.5%	1.1pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	7%	5%	5%	6%	5%	4%
Price (USD)	4%	4%	2%	1%	1%	1%
Price (local currency)	4%	4%	2%	1%	1%	1%

In the United States, domestic gray cement, ready-mix and aggregates volumes increased 5%, 6% and 4%, respectively, during the second quarter of 2016 versus the same period last year. During the first six months of the year and on a year-over-year basis, domestic gray cement, ready-mix and aggregates increased 7%, 5% and 5%, respectively.

Volume increased during the quarter driven by residential and infrastructure activity and despite an unseasonably warm winter that brought some demand forward to the first quarter. Prices for our three core products increased during the quarter both on a sequential and year-over-year basis. In the residential sector, housing starts during the quarter increased 1% with single-family starts increasing 7% supported by low inventories, job creation, low interest rates and household formation. On the infrastructure sector, highway-and-bridges construction spending increased 7% year-to-date May backed by increased state spending and a new federal highway bill. Construction spending in the industrial-and-commercial sector continued to slow, reflecting a headwind from energy, agriculture and manufacturing investment. We estimate national cement consumption for this sector grew in the low single digits during the quarter, reflecting growth in the lodging, office and commercial segments.

2016 Second Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - June				Second Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	886	985	(10%)	1%	466	517	(10%)	(1%)
Operating EBITDA	289	308	(6%)	3%	153	160	(5%)	3%
Operating EBITDA margin	32.6%	31.3%	1.3pp		32.9%	31.0%	1.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	3%	2%	(13%)	(12%)	(12%)	(11%)
Price (USD)	(7%)	(6%)	(10%)	(8%)	(5%)	(3%)
Price (local currency)	3%	2%	3%	2%	7%	8%

Our domestic gray cement volumes in the region increased 2% and 3%, respectively, during the second quarter of 2016 and the first six months of the year versus the comparable periods last year.

In Colombia, during the second quarter our domestic gray cement volumes increased 2%, while our ready-mix and aggregates volumes declined 7% and 14%, respectively, on a year-over-year basis. For the first six months of 2016, our cement volumes increased 5%, while our ready-mix and aggregates volumes decreased 9% and 16%, respectively, compared to the same period in 2015. During the quarter, our cement market position improved versus the second quarter of last year and remained stable sequentially. Local currency cement prices increased 10% on a year-over-year basis and decreased 2% sequentially. The residential sector was the main driver of demand during the quarter supported by the middle-income segment, which licenses increased 12% in the last twelve months as of May. In the infrastructure sector, regional and local investments slowed down in the first half of 2016 as new governors and mayors took office in January and as their new development plans are approved.

Europe

	January - June				Second Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	1,638	1,673	(2%)	1%	910	926	(2%)	1%
Operating EBITDA	174	170	2%	7%	122	118	4%	8%
Operating EBITDA margin	10.6%	10.2%	0.4pp		13.4%	12.7%	0.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	2%	4%	1%	3%	4%	5%
Price (USD)	(4%)	(5%)	(3%)	(4%)	(3%)	(3%)
Price (local currency)	0%	(0%)	(1%)	(1%)	1%	1%

Our domestic gray cement, ready-mix and aggregates volumes in the Europe region increased 4%, 3% and 5%, respectively, during the second quarter of 2016 versus the comparable period in 2015. During the first six months of 2016 our domestic cement, ready-mix and aggregates increased 2%, 1% and 4%, respectively, compared with the same period of last year.

In the United Kingdom, domestic gray cement and aggregates volumes increased on a year-over-year basis 11% and 7%, respectively, while ready-mix remained flat during the second quarter of 2016. For the first six months of the year our domestic gray cement and aggregates volumes increased 9% and 6%, respectively, while ready-mix decreased 2%, versus the comparable period in 2015. Uncertainty from the EU referendum affected cement consumption. The increase in our cement volumes during the quarter reflects two additional working days, higher sales of blended cement with fly ash, as well as non-recurring industry sales. The residential and infrastructure sectors were the main drivers of demand during the quarter.

2016 Second Quarter Results Page 4

Operating results

In Spain, our domestic gray cement and ready-mix volumes increased 4% and 7%, respectively, during the quarter on a year-over-year basis. During the first six months of the year, our domestic gray cement and ready-mix volumes increased 5% and 3%, respectively, compared with the same period of 2015. The residential sector benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand. In the industrial and commercial sector, offices and retail segments showed positive performance.

In Germany, our domestic gray cement volumes decreased 4% and 3% during the second quarter and first six months of the year, respectively, compared to the same periods of last year. Although our main demand sectors performed positively during the quarter, volume decline reflects a high base of comparison as well as challenging market dynamics. The residential sector was the main driver of cement consumption despite capacity constraints in the local construction industry and public authorities' restrictions. This sector continued to benefit from low unemployment and mortgage rates, rising purchasing power and growing immigration.

In Poland, domestic gray cement volumes for our operations increased 8% and 2% during the second quarter and first six months of the year, respectively, versus the comparable periods in 2015. Cement volumes during the quarter benefited from additional working days and from an important infrastructure project in the north of the country. We have broadly maintained our market position with a 2-percent increase in cement prices as of June versus December levels. The residential and infrastructure sectors were the main drivers of demand during the quarter.

In our operations in France, ready-mix and aggregates volumes increased 7% and 6%, respectively, during the second quarter of 2016 versus the comparable period of last year, reflecting additional working days and despite the impact of floods which affected construction activity. During the first six months of the year and on a year-over-year basis, ready-mix and aggregates volumes increased 6% and 7%, respectively. The residential sector continued as the main driver of demand. Housing sales growth reflects low interest rates and government's initiatives including a buy-to-let program and a stimulus package.

Asia, Middle East and Africa

	January - June				Second Quarter			
	2016	2015	% Var.	l-t-l % Var.*	2016	2015	% Var.	l-t-l % Var.*
Net sales	826	827	(0%)	5%	407	424	(4%)	1%
Operating EBITDA	196	184	7%	13%	93	95	(2%)	6%
Operating EBITDA margin	23.8%	22.2%	1.6pp		22.9%	22.3%	0.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	5%	0%	(1%)	(3%)	3%	(1%)
Price (USD)	(8%)	(7%)	1%	0%	4%	1%
Price (local currency)	(0%)	1%	2%	2%	4%	2%

Our domestic gray cement volumes in the Asia, Middle East and Africa region were flat during the second quarter and increased 5% during the first six months of 2016 on a year-over-year basis.

In the Philippines, our domestic gray cement volumes were flat and increased 5% during the second quarter and first six months of 2016, respectively, compared with the same periods of 2015. Volume during the quarter reflects a temporary slowdown in construction activity surrounding the general elections in June. The industrial-and-commercial sector was supported by office space demand, while the residential sector by robust remittances, stable inflation and low mortgage rates.

In Egypt, our domestic gray cement volumes increased 7% and 12% during the second quarter and first six months of 2016, respectively, versus the comparable periods of last year. Our volumes increased during the quarter despite lower activity in June due to Ramadan this year starting earlier in the month. Government projects related to the Suez Canal tunnels and low-income housing continued to drive cement demand during the quarter.

2016 Second Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2016	2015	% Var	2016	2015	% Var
Operating earnings before other expenses, net	897	822	9%	539	484	11%
+ Depreciation and operating amortization	457	470		232	241	
Operating EBITDA	1,354	1,292	5%	771	725	6%
- Net financial expense	528	602		259	287	
- Maintenance capital expenditures	155	189		99	114	
- Change in working capital	(28)	276		(232)	(11)	
- Taxes paid	210	412		154	251	
- Other cash items (net)	9	(5)		20	(3)	
- Free cash flow discontinued operations	(8)	(8)		(6)	(15)	
Free cash flow after maintenance capital expenditures	488	(174)	N/A	478	102	368%
- Strategic capital expenditures	100	115		56	39	
Free cash flow	389	(289)	N/A	422	63	573%

Free cash flow during the quarter plus proceeds from our €400 million 4.625% Senior Secured Notes due 2024 issued in June, were mainly used for debt repayment and for the creation of a US$270 million cash reserve for further debt repayment.

Our debt during the quarter reflects a positive foreign conversion effect of US$63 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2016	2015	% Var	2016
Total debt [1]	14,406	15,474	(7%)	15,555
Short-term	1%	3%		0%
Long-term	99%	97%		100%
Perpetual notes	442	460	(4%)	444
Cash and cash equivalents	614	492	25%	1,273
Net debt plus perpetual notes	14,233	15,442	(8%)	14,726
Consolidated funded debt [2]/EBITDA [3]	4.93	5.14		5.17
Interest coverage [3] [4]	2.80	2.55		2.68

	Second Quarter	
	2016	2015
Currency denomination		
US dollar	80%	85%
Euro	19%	14%
Mexican peso	1%	1%
Other	1%	0%
Interest rate		
Fixed	73%	74%
Variable	27%	26%

In millions of US dollars, except percentages and ratios.

[1] Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2] Consolidated funded debt as of June 30, 2016 was US$13,378 million, in accordance with our contractual obligations under the Credit Agreement.
[3] EBITDA calculated in accordance with IFRS.
[4] Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2016 Second Quarter Results Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	13,448,606,460
CPOs issued due to recapitalization of retained earnings	538,703,922
Less increase (decrease) in the number of CPOs held in subsidiaries	759,653
Stock-based compensation	19,790,096
End-of-quarter CPO-equivalent units outstanding	14,006,340,825

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of June 30, 2016 were 19,751,229.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 227 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2016, our executives held 33,652,100 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second Quarter		First Quarter
	2016	2015	2016
Notional amount of equity related derivatives [1][2][3]	690	1,378	690
Estimated aggregate fair market value [1][2][3][4][5]	6	137	38

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2016, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$53 million, including a liability of US$21 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of June 30, 2016, the notional amount of this derivative was US$152 million, with a positive fair market value of approximately US$32 million.

(2) Excludes exchange rate derivatives, as of June 30, 2016, the notional amount of the derivatives were US$381 million, with a positive fair market value of approximately US$8 million.

(3) Excludes forward contracts negotiated to hedge the price of diesel fuel as of June 30, 2016, the notional amount of the forward contracts were US$44 million, with a positive fair market value of approximately US$7 million.

(4) Net of cash collateral deposited under open positions. Cash collateral was US$9 million as of June 30, 2015.

(5) As required by IFRS, the estimated aggregate fair market value as of June 30, 2016 and 2015 includes a liability of US$21 million and US$29 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.

2016 Second Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - June				Second Quarter			
INCOME STATEMENT	2016	2015	% Var.	like-to-like % Var.*	2016	2015	% Var.	like-to-like % Var.*
Net sales	6,881,491	7,026,326	(2%)	5%	3,681,586	3,707,664	(1%)	6%
Cost of sales	(4,536,448)	(4,737,120)	4%		(2,366,649)	(2,439,675)	3%	
Gross profit	2,345,043	2,289,206	2%	11%	1,314,937	1,267,989	4%	13%
Operating expenses	(1,447,884)	(1,467,528)	1%		(776,366)	(784,087)	1%	
Operating earnings before other expenses, net	897,160	821,678	9%	21%	538,572	483,902	11%	24%
Other expenses, net	(55,306)	(1,955)	(2729%)		(40,497)	(3,528)	(1048%)	
Operating earnings	841,853	819,724	3%		498,075	480,374	4%	
Financial expense	(613,127)	(653,065)	6%		(342,729)	(312,191)	(10%)	
Other financial income (expense), net	88,599	9,119	872%		73,597	19,703	274%	
Financial income	11,120	8,854	26%		3,376	5,275	(36%)	
Results from financial instruments, net	(2,254)	(67,263)	97%		(24,327)	(8,777)	(177%)	
Foreign exchange results	108,462	96,534	12%		108,455	37,903	186%	
Effects of net present value on assets and liabilities and others, net	(28,728)	(29,006)	1%		(13,906)	(14,699)	5%	
Equity in gain (loss) of associates	16,306	(1,810)	N/A		13,857	12,475	11%	
Income (loss) before income tax	333,631	173,967	92%		242,800	200,362	21%	
Income tax	(81,659)	(183,866)	56%		(39,233)	(81,834)	52%	
Profit (loss) of continuing operations	251,972	(9,899)	N/A		203,567	118,528	72%	
Discontinued operations	25,044	10,190	146%		23,897	11,330	111%	
Consolidated net income (loss)	277,016	291	94954%		227,464	129,857	75%	
Non-controlling interest net income (loss)	35,494	31,859	11%		22,062	16,139	37%	
Controlling interest net income (loss)	241,522	(31,568)	N/A		205,402	113,718	81%	
Operating EBITDA	1,353,769	1,291,868	5%	14%	770,516	724,992	6%	16%
Earnings (loss) of continued operations per ADS	0.18	(0.00)	N/A		0.14	0.09	66%	
Earnings (loss) of discontinued operations per ADS	0.02	0.01	139%		0.02	0.01	106%	

	As of June 30		
BALANCE SHEET	2016	2015	% Var.
Total assets	30,784,048	33,998,588	(9%)
Cash and cash equivalents	614,302	476,354	29%
Trade receivables less allowance for doubtful accounts	1,735,892	1,970,281	(12%)
Other accounts receivable	255,941	373,106	(31%)
Inventories, net	955,245	1,171,789	(18%)
Assets held for sale	211,479	425,103	(50%)
Other current assets	619,851	376,726	65%
Current assets	4,392,710	4,793,360	(8%)
Property, machinery and equipment, net	11,838,207	13,067,730	(9%)
Other assets	14,553,131	16,137,498	(10%)
Total liabilities	21,350,783	24,060,381	(11%)
Liabilities held for sale	45,461	147,974	(69%)
Other current liabilities	4,035,744	4,346,976	(7%)
Current liabilities	4,081,206	4,494,950	(9%)
Long-term liabilities	12,999,393	13,868,267	(6%)
Other liabilities	4,270,184	5,697,164	(25%)
Total Stockholder's equity	9,433,265	9,938,208	(5%)
Non-controlling interest and perpetual instruments	1,198,245	1,172,403	2%
Total Controlling interest	8,235,019	8,765,805	(6%)

2016 Second Quarter Results

Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - June			Second Quarter		
INCOME STATEMENT	2016	2015	% Var.	2016	2015	% Var.
Net sales	123,316,317	107,292,001	15%	66,231,730	57,357,556	15%
Cost of sales	(81,293,144)	(72,335,820)	(12%)	(42,576,008)	(37,741,766)	(13%)
Gross profit	42,023,173	34,956,180	20%	23,655,722	19,615,791	21%
Operating expenses	(25,946,074)	(22,409,153)	(16%)	(13,966,817)	(12,129,830)	(15%)
Operating earnings before other expenses, net	16,077,100	12,547,028	28%	9,688,905	7,485,960	29%
Other expenses, net	(991,087)	(29,850)	(3220%)	(728,540)	(54,572)	(1235%)
Operating earnings	15,086,012	12,517,178	21%	8,960,366	7,431,389	21%
Financial expense	(10,987,235)	(9,972,301)	(10%)	(6,165,701)	(4,829,591)	(28%)
Other financial income (expense), net	1,587,701	139,240	1040%	1,324,012	304,801	334%
Financial income	199,267	135,204	47%	60,729	81,605	(26%)
Results from financial instruments, net	(40,393)	(1,027,107)	96%	(437,638)	(135,780)	(222%)
Foreign exchange results	1,943,640	1,474,069	32%	1,951,097	586,366	233%
Effects of net present value on assets and liabilities and others, net	(514,813)	(442,927)	(16%)	(250,175)	(227,390)	(10%)
Equity in gain (loss) of associates	292,196	(27,640)	N/A	249,289	192,993	29%
Income (loss) before income tax	5,978,674	2,656,477	125%	4,367,965	3,099,592	41%
Income tax	(1,463,330)	(2,807,631)	48%	(705,799)	(1,265,969)	44%
Profit (loss) of continuing operations	4,515,344	(151,154)	N/A	3,662,167	1,833,624	100%
Discontinued operations	448,788	155,604	188%	429,903	175,272	145%
Consolidated net income (loss)	4,964,132	4,450	111449%	4,092,070	2,008,895	104%
Non-controlling net income (loss)	636,052	486,486	31%	396,893	249,677	59%
Controlling net income (loss)	4,328,080	(482,036)	N/A	3,695,178	1,759,219	110%
Operating EBITDA	24,259,537	19,726,831	23%	13,861,577	11,215,632	24%
Earnings (loss) of continued operations per ADS	3.21	(0.05)	N/A	2.59	1.34	93%
Earnings (loss) of discontinued operations per ADS	0.31	0.11	180%	0.30	0.13	140%

	As of June 30		
BALANCE SHEET	2016	2015	% Var.
Total assets	563,348,074	534,117,820	5%
Cash and cash equivalents	11,241,722	7,483,515	50%
Trade receivables less allowance for doubtful accounts	31,766,820	30,953,121	3%
Other accounts receivable	4,683,720	5,861,501	(20%)
Inventories, net	17,480,992	18,408,807	(5%)
Assets held for sale	3,870,074	6,678,368	(42%)
Other current assets	11,343,264	5,918,367	92%
Current assets	80,386,592	75,303,678	7%
Property, machinery and equipment, net	216,639,188	205,294,045	6%
Other assets	266,322,294	253,520,097	5%
Total liabilities	390,719,332	377,988,578	3%
Liabilities held for sale	831,945	2,324,677	(64%)
Other current liabilities	73,854,118	68,290,991	8%
Current liabilities	74,686,063	70,615,668	6%
Long-term liabilities	237,888,896	217,870,469	9%
Other liabilities	78,144,373	89,502,442	(13%)
Total stockholders' equity	172,628,742	156,129,242	11%
Non-controlling interest and perpetual instruments	21,927,888	18,418,450	19%
Total controlling interest	150,700,855	137,710,792	9%

2016 Second Quarter Results Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
				like-to-like				like-to-like
NET SALES	2016	2015	% Var.	% Var. *	2016	2015	% Var.	% Var. *
Mexico	1,430,188	1,510,937	(5%)	11%	796,478	745,487	7%	24%
U.S.A.	1,956,277	1,875,596	4%	8%	1,035,876	1,008,008	3%	6%
South, Central America and the Caribbean	886,357	984,864	(10%)	1%	465,529	517,386	(10%)	(1%)
Europe	1,637,528	1,672,832	(2%)	1%	909,742	925,739	(2%)	1%
Asia, Middle East and Africa	826,290	827,426	(0%)	5%	406,890	424,486	(4%)	1%
Others and intercompany eliminations	*144,850*	*154,671*	*(6%)*	*(11%)*	*67,071*	*86,557*	*(23%)*	*(27%)*
TOTAL	6,881,491	7,026,326	(2%)	5%	3,681,586	3,707,664	(1%)	6%
GROSS PROFIT								
Mexico	756,888	748,284	1%	19%	433,679	378,609	15%	33%
U.S.A.	470,631	404,563	16%	17%	266,239	245,229	9%	9%
South, Central America and the Caribbean	379,459	411,499	(8%)	0%	200,793	216,128	(7%)	(1%)
Europe	429,535	435,689	(1%)	3%	265,863	263,400	1%	5%
Asia, Middle East and Africa	274,295	252,513	9%	15%	135,821	136,063	(0%)	7%
Others and intercompany eliminations	*34,235*	*36,659*	*(7%)*	*16%*	*12,542*	*28,559*	*(56%)*	*(24%)*
TOTAL	2,345,043	2,289,206	2%	11%	1,314,937	1,267,989	4%	13%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	462,758	438,343	6%	23%	268,310	216,545	24%	44%
U.S.A.	83,010	21,885	279%	303%	71,972	54,171	33%	34%
South, Central America and the Caribbean	251,601	267,702	(6%)	3%	133,944	139,922	(4%)	3%
Europe	75,528	72,281	4%	12%	71,483	67,484	6%	12%
Asia, Middle East and Africa	157,778	144,740	9%	15%	73,870	75,105	(2%)	6%
Others and intercompany eliminations	*(133,515)*	*(123,272)*	*(8%)*	*(27%)*	*(81,008)*	*(69,325)*	*(17%)*	*(24%)*
TOTAL	897,160	821,678	9%	21%	538,572	483,902	11%	24%

2016 Second Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter			
OPERATING EBITDA	2016	2015	% Var.	like-to-like % Var. *	2016	2015	% Var.	like-to-like % Var. *
Mexico	528,928	517,672	2%	20%	301,544	256,045	18%	37%
U.S.A.	280,898	219,718	28%	29%	172,027	155,931	10%	11%
South, Central America and the Caribbean	289,015	308,222	(6%)	3%	153,173	160,411	(5%)	3%
Europe	173,549	170,156	2%	7%	122,093	117,767	4%	8%
Asia, Middle East and Africa	196,464	183,976	7%	13%	93,172	94,832	(2%)	6%
Others and intercompany eliminations	*(115,086)*	*(107,875)*	*(7%)*	*(28%)*	*(71,493)*	*(59,993)*	*(19%)*	*(27%)*
TOTAL	1,353,769	1,291,868	5%	14%	770,516	724,992	6%	16%

OPERATING EBITDA MARGIN	2016	2015	2016	2015
Mexico	37.0%	34.3%	37.9%	34.3%
U.S.A.	14.4%	11.7%	16.6%	15.5%
South, Central America and the Caribbean	32.6%	31.3%	32.9%	31.0%
Europe	10.6%	10.2%	13.4%	12.7%
Asia, Middle East and Africa	23.8%	22.2%	22.9%	22.3%
TOTAL	19.7%	18.4%	20.9%	19.6%

2016 Second Quarter Results Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2016	2015	% Var.	2016	2015	% Var.
Consolidated cement volume [1]	33,585	32,873	2%	17,963	17,326	4%
Consolidated ready-mix volume	25,583	26,144	(2%)	13,658	13,702	(0%)
Consolidated aggregates volume	73,027	72,015	1%	39,512	38,376	3%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - June 2016 Vs. 2015	Second Quarter 2016 Vs. 2015	Second Quarter 2016 Vs. First Quarter 2016
Mexico	(0%)	12%	26%
U.S.A.	7%	5%	14%
South, Central America and the Caribbean	3%	2%	6%
Europe	2%	4%	42%
Asia, Middle East and Africa	5%	0%	(6%)

READY-MIX VOLUME			
Mexico	(12%)	(7%)	15%
U.S.A.	5%	6%	10%
South, Central America and the Caribbean	(13%)	(12%)	9%
Europe	1%	3%	31%
Asia, Middle East and Africa	(1%)	(3%)	(1%)

AGGREGATES VOLUME			
Mexico	(6%)	3%	19%
U.S.A.	5%	4%	7%
South, Central America and the Caribbean	(12%)	(11%)	9%
Europe	4%	5%	34%
Asia, Middle East and Africa	3%	(1%)	1%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2016 Second Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2016 Vs. 2015	Second Quarter 2016 Vs. 2015	Second Quarter 2016 Vs. First Quarter 2016
Mexico	1%	1%	1%
U.S.A.	4%	4%	2%
South, Central America and the Caribbean (*)	(7%)	(6%)	2%
Europe (*)	(4%)	(5%)	(4%)
Asia, Middle East and Africa (*)	(8%)	(7%)	2%

READY-MIX PRICE			
Mexico	(7%)	(6%)	1%
U.S.A.	2%	1%	1%
South, Central America and the Caribbean (*)	(10%)	(8%)	3%
Europe (*)	(3%)	(4%)	(4%)
Asia, Middle East and Africa (*)	1%	0%	1%

AGGREGATES PRICE			
Mexico	(10%)	(9%)	2%
U.S.A.	1%	1%	1%
South, Central America and the Caribbean (*)	(5%)	(3%)	11%
Europe (*)	(3%)	(3%)	(8%)
Asia, Middle East and Africa (*)	4%	1%	(0%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2016 Vs. 2015	Second Quarter 2016 Vs. 2015	Second Quarter 2016 Vs. First Quarter 2016
Mexico	18%	18%	2%
U.S.A.	4%	4%	2%
South, Central America and the Caribbean (*)	3%	2%	(1%)
Europe (*)	0%	(0%)	(4%)
Asia, Middle East and Africa (*)	(0%)	1%	5%

READY-MIX PRICE			
Mexico	9%	9%	2%
U.S.A.	2%	1%	1%
South, Central America and the Caribbean (*)	3%	2%	(1%)
Europe (*)	(1%)	(1%)	(4%)
Asia, Middle East and Africa (*)	2%	2%	1%

AGGREGATES PRICE			
Mexico	5%	6%	3%
U.S.A.	1%	1%	1%
South, Central America and the Caribbean (*)	7%	8%	5%
Europe (*)	1%	1%	(8%)
Asia, Middle East and Africa (*)	4%	2%	(2%)

(*) Volume weighted-average price.

2016 Second Quarter Results Page 13

2016 Second Quarter Results Page 14 Other activities CEMEX announced Early Tender results for 9.375% Senior Secured Notes due 2022 and early settlement of Tender Offer On July 14, 2016, CEMEX announced that US$352,946,000 aggregate principal amount of the outstanding 9.375% Senior Secured Notes due 2022 issued by CEMEX Finance LLC (the “Notes”) were validly tendered by holders of the Notes at or prior to the early tender deadline of 8:00 a.m., New York City time, on July 14, 2016 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer (the “Tender Offer”) to purchase up to US$450,000,000 (the “Aggregate Maximum Tender Amount”) of the Notes. The Tender Offer is being made pursuant to the Offer to Purchase dated June 29, 2016 (the “Offer to Purchase”) and the related letter of transmittal. CEMEX accepted to purchase all US$352,946,000 aggregate principal amount of Notes validly tendered on or prior to the Early Tender Date. The early settlement date on which CEMEX made payment for such Notes accepted in the Tender Offer was July 19, 2016. Holders of Notes that validly tendered their Notes on or prior to the Early Tender Date and whose Notes were accepted for purchase received US$1,102.50 per US$1,000 principal amount of Notes accepted for purchase, which includes an early tender premium equal to US$30 per US$1,000 principal amount of Notes accepted for purchase. Holders of Notes who validly tendered their Notes on or prior to the Early Tender Date and whose Notes were accepted for purchase received accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes on the Early Settlement Date was approximately US$$398 million. Notes validly tendered cannot be withdrawn, except as may be required by applicable law. The Tender Offer will expire at 11:59 p.m., New York City time, on July 27, 2016 (the “Expiration Date”). If Notes are validly tendered such that the aggregate principal amount tendered exceeds the Aggregate Maximum Tender Amount, CEMEX will accept for purchase only the Aggregate Maximum Tender Amount of such Notes, subject to the other conditions in the Offer to Purchase. Holders who tender Notes after the Early Tender Date but on or prior to the Expiration Date and whose Notes are accepted for purchase will be entitled to receive only the Base Consideration of US$1,072.50 per US$1,000 principal amount of Notes accepted for purchase. Holders who validly tender their Notes in the Tender Offer after the Early Tender Date but on or prior to the Expiration Date and whose Notes are accepted for purchase will also receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the final settlement date. CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, increase or decrease the Aggregate Maximum Tender Amount or otherwise amend the terms of the Tender Offer. CEMEX obtained ‘green’ financing from IFC On July 12, 2016, CEMEX announced that the International Finance Corporation (“IFC”) granted CEMEX a loan of approximately 106 million to support CEMEX’s sustainable investment programs in emerging markets. After a thorough assessment of CEMEX’s environmental, governance and social practices, the IFC granted CEMEX funding for projects designed to enhance environmental performance that were completed in 2014 & 2015 as well as ongoing during 2016 which are part of the capital expenditure plan previously communicated by CEMEX. Approximately 60% of the funds will be allocated for projects related to the reduction of CEMEX’s greenhouse gas emissions, while the remainder of the funds will be allocated to cover improvements to CEMEX’s overall air emission controls. The IFC is joining CEMEX’s facilities agreement dated September 29, 2014, as amended and restated (the “Credit Agreement”) maturing in 2020. This transaction increases the currently outstanding commitments under the Credit Agreement by approximately 106 million and diversifies CEMEX’s sources of funding. CEMEX announced pricing of the sale of a minority stake in the capital stock of its subsidiary in the Philippines On June 29, 2016, CEMEX announced that CEMEX Holdings Philippines, Inc. (“CHP”), an indirectly wholly-owned subsidiary of CEMEX España, S.A. (“CEMEX España), priced on June 30, 2016 in Asia its initial public offering of 2,032,980,830 common shares (the “Offering”) at a price of ?10.75 Philippine Pesos per common share (the “Offer Price”). The common shares offered by CHP include 2,032,980,830 new common shares offered in a public offering to investors in the Philippines and in a concurrent private placement to eligible investors outside of the Philippines. CHP also granted the underwriters an option to procure subscribers for or themselves subscribe for up to an additional 304,947,124 common shares at the Offer Price (the “Additional Shares”), which option is exercisable at any time up to and including the day prior to the date the common shares are initially listed and commence trading (the “Listing Date”) on the Philippine Stock Exchange (the “PSE”). CEMEX Asian South East Corporation (“CASE”), which is an indirect wholly-owned subsidiary of CEMEX España and CHP’s principal shareholder, has undertaken to purchase up to 304,947,124 common shares from the underwriters at the Offer Price at any time from and after the Listing Date until the date that is 30 days following the Listing Date (the “Undertaking to Purchase”). After giving effect to the Offering, CASE would directly own approximately 55.0% of CHP’s outstanding common shares (assuming the Undertaking to Purchase is not utilized). CHP’s common shares were approved for listing on the PSE under the ticker “CHP”. The closing of the Offering was on July 18, 2016. The net proceeds to CHP from the Offering were approximately $506.8 million after deducting estimated underwriting discounts and commissions, and other estimated offering expenses payable by CHP (assuming the Additional Shares are purchased by the underwriters or subscribers procured by them and based on the exchange rate of 46.932 Philippine Pesos per U.S. dollar published on June 29, 2016 by the Philippine Dealing & Exchange Corp). CHP expects to use the net proceeds to repay existing indebtedness owed to BDO Unibank, Inc. and to one or more indirect subsidiaries of CEMEX. In turn, CEMEX expects to apply its net proceeds to general corporate purposes, including the repayment of existing indebtedness. This transaction is important in the context of CEMEX’s previously announced asset divestiture plan. CEMEX announced pricing of 400 million in senior secured notes On June 8, 2016, CEMEX announced the pricing of 400 million of 4.625% Senior Secured Notes due 2024 denominated in Euros (the “Notes”) of its indirect wholly-owned subsidiary, CEMEX Finance LLC. The Notes bear interest at an annual rate of 4.625% and mature on June 15, 2024. The Notes were issued at a price of 100% of face value and will be callable commencing on June 15, 2020. The closing of the offering was on June 14, 2016. CEMEX intends to use the net proceeds from the offering of the Notes for general corporate purposes, including to repay indebtedness, all in accordance with CEMEX’s facilities agreement, dated as of September 29, 2014, as amended and restated entered into with several financial institutions. CEMEX may use such proceeds to reduce the revolving tranche of the Credit Agreement. The Notes share in the collateral pledged for the benefit of the lenders under the Credit Agreement and other secured obligations having the benefit of such collateral, and are guaranteed by CEMEX, CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., Cemex Asia B.V., CEMEX Corp., Cemex Egyptian Investments B.V., Cemex Egyptian Investments II B.V., CEMEX France Gestion (S.A.S.), Cemex Research Group AG, Cemex Shipping B.V. and CEMEX UK.

2016 Second Quarter Results Page 15
Other activities CEMEX closed Bangladesh and Thailand transaction On May 26, 2016, CEMEX announced that it closed the sale of its operations in Bangladesh and Thailand to SIAM CITY CEMENT PUBLIC COMPANY LIMITED for approximately US$53 million. The proceeds obtained from this transaction were used mainly for debt reduction and for general corporate purposes. CEMEX announced Early Tender results for certain Senior Secured Notes and Early Settlement of Tender Offer On May 9, 2016, CEMEX announced that holders of US$178,509,000 of the outstanding Floating Rate Senior Secured Notes due 2018 (the “2018 Notes”) issued by CEMEX, US$218,932,000 of the outstanding 6.500% Senior Secured Notes due 2019 (the “2019 Notes”) issued by CEMEX and US$402,579,000 of the outstanding 9.375% Senior Secured Notes due 2022 (the “2022 Notes” and, together with the 2018 Notes and the 2019 Notes, the “Notes”) issued by CEMEX Finance LLC, tendered their Notes at or prior to the early tender deadline of 8:00 a.m., New York City time, on May 9, 2016 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer (the “Tender Offer”) to purchase up to US$400,000,000 (the “Aggregate Maximum Tender Amount”) of the outstanding Notes. The Tender Offer was made pursuant to the Offer to Purchase dated April 25, 2016 (the “Offer to Purchase”) and the related letter of transmittal. Because Notes in excess of the Aggregate Maximum Tender Amount were validly tendered in the Tender Offer on or prior to the Early Tender Date, CEMEX accepted for purchase all US$178,509,000 of the tendered 2018 Notes, all US$218,932,000 of the tendered 2019 Notes and none of the tendered 2022 Notes. The early settlement date on which CEMEX made payment for such 2018 Notes and 2019 Notes accepted in the Tender Offer was May 12, 2016 (the “Early Settlement Date”). Holders of Notes that validly tendered on or prior to the Early Tender Date and whose Notes were accepted for purchase received US$1,033.75 per US$1,000 principal amount of 2018 Notes and US$1,062.50 per US$1,000 principal amount of 2019 Notes accepted for purchase, which included, in each case, an early tender premium equal to US$30 per US$1,000 principal amount of Notes accepted for purchase. Holders who validly tendered on or prior to the Early Tender Date and whose Notes were accepted for purchase also received accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Early Settlement Date. The total cash payment to purchase the accepted Notes was approximately US$423.9 million. The Tender Offer expired at 11:59 p.m., New York City time, on May 20, 2016. CEMEX to divest certain assets in the U.S. On May 2, 2016, CEMEX announced that it reached an agreement in principle for the sale of certain assets in the U.S. to Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) for US$400 million. The assets, which would be sold to a U.S. affiliate of GCC, mainly consist of CEMEX’s cement plants in Odessa, Texas and Lyons, Colorado, three cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico. Closing of this transaction is subject to final binding agreements being signed as well as to the fulfillment of various conditions precedent, mainly confirmatory due diligence and approvals from competition authorities, among others. We currently expect to finalize this transaction before the end of 2016. CEMEX announced subscription issue price of new CPOs On April 28, 2016, CEMEX announced that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the annual general ordinary shareholders meeting held on March 31, 2016, CEMEX shareholders received new shares as follows: 1 new CEMEX Ordinary Participation Certificate (“CPO”) per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding. Holders of CEMEX American Depositary Shares (“ADS”) received 1 newly issued ADS per 25 ADSs held. No cash was distributed by CEMEX, including for fractions for which no shares are issued. The delivery of the new CPOs or shares, as applicable, was made starting on May 4, 2016. Only holders of record of CEMEX CPOs or ADSs as of May 3, 2016 (the record date) received new shares as a result of the increase in the capital stock. The new ADSs issued were distributed on or about May 10, 2016. As a result of all of the above, the conversion rate of CEMEX’s optional convertible subordinated notes due 2018 (the “2018 Convertible Notes”), both series of CEMEX’s optional convertible subordinated notes due 2020 (the “2020 Convertible Notes”), as well as CEMEX’s mandatory convertible obligations due 2019 (the “2019 Convertible Notes”) were adjusted accordingly. The new conversion rate for the 2018 Convertible Notes is 112.1339 ADSs per US$1,000 principal amount of 2018 Convertible Notes, equivalent to a conversion price of approximately US$8.9179 per ADS. The new conversion rate for the 2020 Convertible Notes is 87.3646 ADSs per US$1,000 principal amount of 2020 Convertible Notes, equivalent to a conversion price of approximately US$11.4463 per ADS. The new conversion rate for the 2019 Convertible Notes is 489.5266 CPOs per each convertible obligation, equivalent to a conversion price of approximately MXN$18.1808 per CPO. The subscription price is MXN$12.9390 per new CEMEX CPO. The shares were subscribed for at a price of MXN$4.3130 per share, of which MXN$0.00277661 went to CEMEX´s capital stock and the remaining amount was treated as premium for the subscription of capital, and were deemed fully paid by a capitalization of retained earnings.

Other information

Mexican Tax Reform 2016

In October 2015, a new tax reform approved by Congress (the "new tax reform") which became effective in January 1, 2016 granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately US$938 million, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$646 million, as of December 31, 2015, the Parent Company's liability was reduced to approximately US$226 million. In the first half of 2016, CEMEX paid US$49 million regarding this liability. All USD amounts are based on an exchange rate of Ps17.23 to US$1.00 as of December 31, 2015.

Discontinued Operations

On March 10, 2016, CEMEX announced the sale to SIAM City Cement Public Company limited ("SIAM Cement") of its operations in Bangladesh and Thailand for approximately US$53 million. CEMEX's operations in Bangladesh and Thailand during 2016 until its disposal on May 26, 2016 and for the six-month period ended June 30, 2015 included in CEMEX's statements of operations were reclassified to the single line item "Discontinued operations."

With an effective date on October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the sale of its operations in Austria and Hungary announced on August 12, 2015 to the Rohrdorfer Group for approximately €165.1 million, after final adjustments agreed for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the six-month period ended June 30, 2015 included in CEMEX's statement of operations were reclassified to the single line item "Discontinued operations."

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegobina, Montenegro and Serbia, for approximately €230.9 million, amount subject to adjustments for changes in cash and working capital at the change of control date. The operations in Croatia, including assets in Bosnia and Herzegobina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. As of June 30, 2016, the closing of this transaction is subject to customary conditions precedent, which includes the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the second half of 2016. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, included in CEMEX's statements of operations for the six-month periods ended June 30, 2016 and 2015 were reclassified to the single line item "Discontinued Operations."

As of June 30, 2016, the balance sheets of CEMEX's discontinued operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, have been reclassified to assets and liabilities held for sale. As of June 30, 2016, the combined selected condensed balance sheet information of CEMEX operations in these units was as follows:

BALANCE SHEET	As of June 30
(Millions of Mexican pesos)	2016
Current assets	590
Property, machinery and equipment, net	2,815
Intangible assets and other non-current assets	465
Total assets held for sale	3,870
Current liabilities	575
Non-current liabilities	257
Total liabilities held for sale	832
Net assets held for sale	3,038

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, Bangladesh and Thailand for the six-month period ended June 30, 2016 and in Austria, Hungary, Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, Bangladesh and Thailand for the six-month period ended June 30, 2015:

INCOME STATEMENT	Jan-Jun		Second Quarter	
(Millions of Mexican pesos)	2016	2015	2016	2015
Sales	1,444	3,330	700	2,028
Cost of sales and operating expenses	(1,342)	(3,144)	(630)	(1,835)
Other expenses, net	(10)	8	(3)	13
Interest expense, net and others	(12)	(35)	(9)	(26)
Income (loss) before income tax	80	159	58	180
Income tax	(31)	(1)	(30)	(1)
Net income (loss)	49	158	28	179
Non controlling net income	(1)	(2)	(0)	(4)
Controlling net income [1]	48	156	28	175

[1] Does not include the gain in sale of Bangladesh and Thailand operations in 2016, for approximately MXN 400 million (US$22 million).

2016 Second Quarter Results Page 16

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2016 and the second quarter of 2015 are 17.99 and 15.47 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of June 30, 2016, and June 30, 2015, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2016 and 2015, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in Egypt, Israel, Malaysia, and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,428.7 million for the second quarter of 2016; 1,427.6 million for year-to-date 2016; 1,397.8 million for the second quarter of 2015; and 1,387.3 million for year-to-date 2015.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter	
	2016	2015	2016	2015	2016	2015
	Average	Average	Average	Average	End of period	End of period
Mexican peso	17.92	15.27	17.99	15.47	18.3	15.71
Euro	0.8976	0.9025	0.8929	0.9029	0.9007	0.8973
British pound	0.7054	0.6539	0.7065	0.6457	0.7517	0.6363

Amounts provided in units of local currency per US dollar.

2016 Second Quarter Results Page 17